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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

China Bak Battery, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
584709109
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Person Authorized to Receive Notices and Communications:

Taylor H. Wilson, Esq.
Haynes and Boone, LLP
901 Main Street, Suite 3100
Dallas, Texas 75202
(214) 651-5000

SCHEDULE 13G

CUSIP No.	584709109	Page	2	of	9

1	NAMES OF REPORTING PERSONS: The Pinnacle Fund, L.P., a Texas limited partnership

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	75-2512784

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	5	SOLE VOTING POWER:

NUMBER OF		2,609,636

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,609,636

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,609,636

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.3%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

(1)	Based on 48,878,396 shares of common stock outstanding as of November 30, 2005, as reported in the Issuer’s Annual Report on Form 10-KSB/A, for the year ended September 30, 2005, filed with the Securities Exchange Commission on February 2, 2006.

CUSIP No.	584709109	Page	3	of	9

1	NAMES OF REPORTING PERSONS: Pinnacle China Fund, L.P., a Texas limited partnership

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	20-3358646

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	5	SOLE VOTING POWER:

NUMBER OF		993,175

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		993,175

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	993,175

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	2.0%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

(1)	Based on 48,878,396 shares of common stock outstanding as of November 30, 2005, as reported in the Issuer’s Annual Report on Form 10-KSB/A, for the year ended September 30, 2005, filed with the Securities Exchange Commission on February 2, 2006.

CUSIP No.	584709109	Page	4	of	9

1	NAMES OF REPORTING PERSONS: Barry M. Kitt

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		3,604,811

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,604,811

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,604,811

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	7.4%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

(1)	Based on 48,878,396 shares of common stock outstanding as of November 30, 2005, as reported in the Issuer’s Annual Report on Form 10-KSB/A, for the year ended September 30, 2005, filed with the Securities Exchange Commission on February 2, 2006.

CUSIP No. 584709109	Page 5 of 9

Item 1(a)	Name of Issuer:

China Bak Battery, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

BAK Industrial Park No. 1 BAK Street Kuichong Town, Longgang District Shenzhen, People’s Republic of China 518119

Item 2(a)	Names of Persons Filing:

The Pinnacle Fund, L.P. Pinnacle China Fund, L.P. Barry M. Kitt

Item 2(b)	Address of Principal Business Office:

4965 Preston Park Blvd. Suite 240 Plano, Texas 75093

Item 2(c)	Citizenship:

See Item 4 of each cover page.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2(e)	CUSIP No:

584709109

CUSIP No. 584709109	Page 6 of 9

Item 3	Status of Persons Filing:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership:
(a)	This statement is filed on behalf of The Pinnacle Fund, L.P. (“Pinnacle”), Pinnacle China Fund, L.P. (“Pinnacle China”) and Barry M. Kitt. Pinnacle Advisers, L.P. (“Advisers”) is the general partner of Pinnacle. Pinnacle Fund Management, LLC (“Management”) is the general partner of Advisers. Mr. Kitt is the sole member of Management. Pinnacle China Advisers, L.P. (“China Advisers”) is the general partner of Pinnacle China. Pinnacle China Management, LLC (“China Management”) is the general partner of China Advisers. Kitt China Management, LLC (“China Manager”) is the manager of China Management. Mr. Kitt is the sole member of China Manager. As of February 7, 2006, Pinnacle was the beneficial owner of 2,609,636 shares of common stock of China Bak Battery, Inc. (“Common Stock”) and Pinnacle China was the beneficial owner of 993,175 shares of Common Stock.

As of February 7, 2006, Mr. Kitt’s children were the beneficial owners of an aggregate of 2,000 shares of Common Stock. Mr. Kitt may be deemed to be the beneficial owner of the shares of Common Stock held by Pinnacle, Pinnacle China and his children. Mr. Kitt expressly disclaims beneficial ownership of all shares of Common Stock held by Pinnacle, Pinnacle China and his children.

(b)	Percent of Class:

See Item 11 of each cover page.

CUSIP No. 584709109	Page 7 of 9

(c)	Number of shares as to which each person has:
(i)	sole power to vote or to direct the vote:
See Item 5 of each cover page.

(ii)	shared power to vote or to direct the vote:
See Item 6 of each cover page.

(iii)	sole power to dispose or to direct the disposition of:
See Item 7 of each cover page.

(iv)	shared power to dispose or to direct the disposition of:
See Item 8 of each cover page.

Item 5	Ownership of 5% or Less of a Class:

Not applicable.

Item 6	Ownership of More than 5% on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect

CUSIP No. 584709109	Page 8 of 9

of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 584709109	Page 9 of 9

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 8, 2006

THE PINNACLE FUND, L.P.
By:	Pinnacle Advisers, L.P., its general partner

By:	Pinnacle Fund Management, LLC, its general partner

By:	/s/ Barry M. Kitt
Barry M. Kitt, its sole member

PINNACLE CHINA FUND, L.P.
By:	Pinnacle China Advisers, L.P., its general partner

By:	Pinnacle China Management, LLC, its general partner

By:	Kitt China Management, LLC, its manager

By:	/s/ Barry M. Kitt
Barry M. Kitt, its sole member

/s/ Barry M. Kitt
Barry M. Kitt

EXHIBITS
Exhibit 1	Joint Filing Agreement, dated February 8, 2006, by and between The Pinnacle Fund, L.P., Pinnacle China Fund, L.P. and Barry M. Kitt.